Akerman Senterfitt
One Southeast Third Avenue, 28th Floor
Miami, FL 33131-1714
Telephone: (305) 374-5600
Fax: (305) 374-55095
August 1, 2005
VIA EDGAR
Ms. Letty Lynn
U.S. Securities and Exchange Commission
Station Place
100 F St. NE
Washington, D.C. 25049

RE:	TIMCO Aviation Services, Inc.
Registration Statement on Form S-1 filed July 28, 2005
File No. 333-126979
Dear Ms. Lynn:
     This EDGAR submission is being filed for the purpose of delaying the effectiveness of the Timco Aviation Services, Inc. (the “Registrant”) Registration Statement referenced above (the “Registration Statement”). Accordingly, the Registrant hereby amends the Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8 (a) of the Securities Act of 1933, as amended or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.
     Please direct questions and comments relating to this filing to the undersigned at (305) 374-5600.
Very truly yours,
/s/ Philip B. Schwartz
Philip B. Schwartz